Exhibit 1

FOR IMMEDIATE RELEASE	6 October 2011

WPP PLC (“WPP”)

Burson-Marsteller agrees to acquire majority stake in Arcay Communications in South Africa

WPP announces that Burson-Marsteller, its wholly-owned global public relations and public affairs firm, has agreed to acquire a majority equity stake in Arcay Communications Holdings (Pty) Limited (“Arcay”) in South Africa, subject to regulatory approvals.

Arcay, based in Johannesburg is a leading South African consultancy which employs 26 people and has an extensive affiliate network across Africa, covering more than 50 countries throughout the continent.

Arcay has been Burson-Marsteller’s exclusive affiliate partner in Africa since 2007 and now becomes a full member of the Burson-Marsteller network. Clients include BHP, Danone, Discovery, HP and McDonald’s.

Arcay’s gross revenues as at 31 March 2011 were approximately ZAR 15.6 million, with gross assets as at the same date of approximately ZAR 8.7 million.

This acquisition continues WPP’s strategy of investing in important markets and sectors and its commitment to developing its businesses throughout the fast growing African markets. Collectively the Group employs more than 20,000 people on the Continent, generating revenues of around $500 million. This latest initiative follows last week’s announcement of Ogilvy’s joint ventures with African marketing services company, Scangroup, in sub-Saharan Africa.

Contact:
Feona McEwan, WPP	T+44 (0)20 7408 2204
www.wpp.com